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December 7, 2012	Rajib Chanda
(202) 508-4671
rajib.chanda@ropesgray.com

VIA EDGAR

Mr. John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Managers AMG Funds Definitive 14A (Registration Nos. 333-84639 and 811-09521)

Dear Mr. Ganley:

I am writing on behalf of Managers AMG Funds (the “Trust”) to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the Trust’s preliminary proxy statement (the “Proxy Statement”) filed on November 20, 2012, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, relating to the Trust’s February 12, 2013 special meeting of shareholders of Essex Small/Micro Cap Growth Fund (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comment. The Staff’s comment and the Trust’s response are set forth below.

1. Comment: Please discuss whether AMG intends to rely on Section 15(f) of the Investment Company Act of 1940, as amended (the “1940 Act”), in connection with the sale of Essex Investment Management Company, LLC (“Essex”) by Affiliated Managers Group, Inc. (“AMG”), an affiliate of the investment adviser to the Fund, Managers Investment Group LLC (“Managers”) (such sale being referred to herein as the “Transaction”).

Response: The Trust notes that at least 75 percent of the members of the Trust’s Board of Trustees are not and are not expected to be interested persons of Essex, AMG or Managers for three years following the Transaction, and it is expected that no unfair burden is or will be imposed on the Fund as a result of the Transaction for two years following the Transaction. The Trust further notes that Managers pays Essex out of its advisory fee and that there are no changes proposed to the advisory fee or subadvisory fee.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda

Rajib Chanda

cc : Michael Ponder, Esq., Managers Investment Group LLC